March 10, 2015

Erin Wilson

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Applied Minerals, Inc.

Registration Statement on Form S-1

Filed February 18, 2015

File No. 333-202139

Dear Ms. Wilson:

The staff comments in the letter of March 10, 2015 are in italics and the responses of Applied Minerals, Inc. (“Company”) follow.

1. We note the Staff is currently reviewing your fiscal year ended December 31, 2013 Form 10-K. Please confirm that you will not request acceleration of the Form S-1 until outstanding comments on your Form 10-K have been resolved.

We will not request acceleration of the Form S-1 until the outstanding comments on the Form 10-K filed in March, 2014 have been resolved.

2. We note that you incorporate by reference certain documents, including your fiscal year ended December 31, 2013 Form 10-K, various Forms 10-Q and Forms 8-K and your 2014 Proxy Statement. However, it does not appear that you are eligible to incorporate these documents by reference. See Form S-1, General Instruction VII.D.1(c). Please revise your registration statement accordingly or provide us your analysis as to why you are eligible to incorporate these documents by reference.

We will revise the S-1 so that it does not incorporate by reference.

If you have any questions, please feel free to call me at 202.226.4251 or Nat Krishnamurti or 202.226.4232.

Applied Minerals, Inc. acknowledges that:

 ☐ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 ☐ the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 ☐ the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours.

/s/ William Gleeson

General Counsel

cc: James Lopez